Resolute Oncology Inc.
4759 Kester Avenue
Sherman Oaks, California
91403
Tel: 310-780-1558

August 1, 2013

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining

Dear Sirs and Mesdames:

Re: Resolute Oncology, Inc. (the “Company”)
Form 10-K for the Year Ended
December 31, 2012
Filed March 28, 2013
File No. 333-166848

Further to our letter of July 15, 2013 we advise that we continue to experience administrative delays in the preparation of our Form 8-K under Items 2.01, 5.06 and 9.01.  The delays are due primarily to translation requirements of documents relevant to our German subsidiary which are required for the preparation of the 8-K and related financial information.  We remain committed to filing the Form 8-K as soon as possible and anticipate that it will be filed prior to August 15, 2013.

Should you require additional information in the interim, please do not hesitate to contact the undersigned.

Yours truly,

RESOLUTE ONCOLOGY INC.

Per:	/s/ Blair Sorby
Blair Sorby,
President